PECO II, Inc.

1376 State Route 598

Galion, Ohio 44833

July 1, 2008

Via Edgar and FedEx

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	PECO II, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2008

File No. 0-31283

Dear Mr. Decker:

We have received your comments to the Form 10-K for Fiscal Year Ended December 31, 2007, filed by PECO II, Inc. (the “Company”) on March 28, 2008, set forth in your letter dated as of June 10, 2008 (the “Comment Letter”). For your convenience, we have repeated the text of your comments, followed by our response. We understand from our discussions with the Staff that the comments below are intended to be “future filings” comments.

We respectfully respond to the comments set out in the Comment Letter as follows:

Results of Operations, page 25

1.	Please expand/revise the discussion of your results of operations for each period presented to address the following:

•

Please provide a more comprehensive analysis of factors that impacted your net sales, cost of goods sold; gross margin, research, development and engineering and selling, general and administrative expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

•

Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion that the decrease in selling, general and administrative is primarily attributable to the results of your cost reduction programs implemented in 2007 does not adequately explain the increase or provided insight into whether this trend is expected to continue into future periods.

•

Discuss the extent to which material decreases in total sales are attributable to decreases in prices, volume or amount of goods being sold, or loss on customers. For example, on page 25, you indicate that the reduction in sales was due to reduced spending at a major wireless customer for products and a major wireline customer for services, without further analysis as to why this occurred or whether this was a one-time event or may continue in the future and the impact on future sales. In addition, you also mention on page 25 that net sales in your product and service segment decreased from prior year, however your discussion does not include an analysis of the factors that affected each segment’s net sales.

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

July 1, 2008

•

Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item.

Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response:

In preparing future filings, beginning with our next Quarterly Report on Form 10-Q for the quarter ending June 30, 2008, we will provide a more comprehensive analysis of factors that impact our net sales; cost of goods sold; gross margin; research, development and engineering expense; and selling, general and administrative expense. In addition, we will discuss known or anticipated trends that have or may continue to have an impact on our results of operations and provide investors with sufficient information to better understand historical trends and expectations for the future through the eyes of management.

We will also describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. Specifically, you have asked us to further describe our decrease in selling, general and administrative expense as a result of our cost reduction program and whether such trend is expected to continue. In future filings, if appropriate, we will breakdown such an event by differentiating the selling and marketing component of the expense and the general and administrative component of the expense. This will allow us to identify the factors that have caused the sales and marketing expense and the general and administrative expense changes. For example, we would be able to state how our cost reduction program affected certain general and administrative cost drivers, such as actual fulltime employee headcount, or legal, accounting and board of directors’ costs, and whether we expect such changes to be of a temporary or recurring nature. We will also discuss, if appropriate, drivers of selling and marketing expense and what effect our cost reduction program had on selling and marketing drivers, such as the number of our independent sales representatives, the number of fulltime sales or sales support employees, the number of fulltime marketing employees, or a change in the number or types of marketing programs. As part of such a discussion, we would be able to discuss whether we expect such changes to be of a temporary or recurring nature.

We also will discuss the extent to which material decreases in total sales are attributable to decreases in prices, volume or amount of goods being sold, or loss of customers. Specifically, you have asked us to analyze the factors that affect net sales of each of our two segments. In future filings, we will analyze the factors that affect both product and service net sales. For example, we will enhance our disclosure within each segment to detail significant customer changes and to discuss any trends that we see which have caused material changes in net sales by segment. We will also comment, where appropriate or warranted, whether we believe such changes are temporary or permanent and whether such changes are affected by seasonality considerations. We will also comment, if appropriate or warranted, on how net sales in each segment are driven by price, volume, or product or services mix. You have also specifically asked us to provide further analysis as to why reduced spending at a major wireless customer for products and a wireline customer for services occurred, and whether we expect that this was a one-time event that impacted our sales or may continue in the future and have an impact on future sales. In future filings, we will state whether we believe material changes in spending patterns for our key customers are temporary or recurring and why such material changes have occurred, to the extent we have insight into the reasons for such changes.

Finally, in future filings we will quantify the impact of each factor that we identify when multiple factors contribute to fluctuations, as applicable, and we will ensure that we are explaining a majority of increases or decreases in each line item.

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

July 1, 2008

Liquidity and Capital Resources page 28

2.	You indicate that accounts receivable days sales outstanding stood at 48 days, as compared to 56 days at December 31, 2006. Your inventory days on hand, which represents gross inventory excluding impairments or reserves were 268 days as compared to 192 days on hand at December 31, 2006. Please expand your disclosure to

•	identify the underlying reasons why collections increased and inventory days on hand increased;

•	address inventory days on hand net of impairments and reserves;

•	address whether faster collections and slower inventory turn is expected to continue into the future; and

•	address the impact of these significant changes on your liquidity and cash flows.

Response:

In preparing future filings, beginning with our next Quarterly Report on Form 10-Q for the quarter ending June 30, 2008, we will expand our disclosure under the caption “Liquidity and Capital Resources,” as appropriate or warranted.

Specifically, with respect to accounts receivable, we will identify factors that caused material changes in collections. For example, if our customers are taking advantage of payment terms to pay early or choosing not to take advantage of such terms, we will disclose such impact on accounts receivable outstanding. In addition, if appropriate or warranted, we will also provide disclosure regarding the absolute volume of collections and identify and correlate any material change in absolute volume of collections with the overall business volume.

Specifically, with respect to inventory days on hand, we will disclose the causes of material inventory changes with respect to raw materials, work in process, finished goods and impairment reserves. For example, given the seasonality of our business there are periods where we need to increase inventory in advance. Where appropriate, we will identify this trend and discuss it and the impact on our inventory levels. We will also disclose and discuss inventory days on hand net of impairment reserves.

In addition, in preparing future filings we will disclose any trends with respect to collection and inventory turn that we have noted during the period and will discuss whether these trends are temporary or permanent in nature. For example, if we observe a clear trend of key customers taking advantage of discounted payment terms, we will identify and discuss, if appropriate, our view of this trend. Lastly, we will discuss how the changes noted and trends identified could impact our liquidity and cash flows. For example, if we see trends that could cause us to carry significantly more inventory we will discuss how we would plan to finance that requirement.

Financial Statements

3.	Acquisitions, page 44

3.	You indicate that you obtained a third-party valuation of certain intangible assets related to your acquisition on March 28, 2006. On page 47, you also indicate that you conducted your annual goodwill impairment with the assistance of an independent third party. Given that your Form 10-K for the year ended December 31, 2007 is incorporated by reference into various Forms S-3 and S-8, please tell us why currently signed consents were not provided in accordance with Rule 463(b) of Regulation C. If you chose to leave your reference to these experts, you must also name them. Otherwise, please revise your disclosure to eliminate the reference to these independent third parties.

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

July 1, 2008

Response:

We note the Staff’s comment and in preparing future filings, beginning with our next Quarterly Report on Form 10-Q for the quarter ending June 30, 2008, we will comply with its request by eliminating the reference to the independent third party.

14.	Warrants, page 51

4.	We note that you issued a warrant to purchase 45% of your issued and outstanding shares as part of the purchase price consideration for the Delta acquisition. With reference to SFAS 141 and EITF 97-8, tell us how you determined that it was appropriate to adjust the fair value of this warrant at each balance sheet presented.

Response:

We do not believe that it is appropriate to adjust, nor do we believe that we have adjusted, the fair value of the warrant (the “Delta Warrant”) that we issued to Delta International Holding Ltd. (“Delta”) on March 28, 2006, in connection with our acquisition of certain assets of Delta Products Corporation on March 28, 2006. The Delta Warrant provides that Delta has the right to purchase up to 45% of the Company’s issued and outstanding shares of capital stock measured as of five business days before the exercise of such warrant. Therefore, the number of shares underlying the warrant changes upon a change in the number of our outstanding common shares.

EITF 97-8 “Accounting for Contingent Consideration Issued in a Purchase Business Combination,” addresses whether contingent consideration issued in a purchase business combination that is embedded in a security or that is in the form of a separate financial instrument (such as the Delta Warrant) should be recorded by the issuer at fair value at the acquisition date pursuant to paragraph 78 of Opinion 16 (as part of the cost of the business acquired) or recognized only when the contingency is resolved pursuant to paragraphs 79-83 of Opinion 16. In EITF 97-8, the Task Force reached a consensus that a separate financial instrument (such as the Delta Warrant) should be recorded by the issuer at fair value at the date of acquisition pursuant to paragraph 78 of Opinion 16, if the instrument is indexed to a security that is publicly traded (like the Delta Warrant). The “date of acquisition” used to determine the fair value of the Delta Warrant was determined based on the guidance in EITF 95-19, “Determination of the Measurement Date for the Market Price of Securities Issued in a Purchase Business Combination.” Given the nature of the Delta Warrant, it was issued unconditionally as a separate financial instrument to be classified as equity. As such, the fair value of the Delta Warrant at the time of acquisition was calculated and included in determining the cost of the acquired assets and recorded at that date pursuant to paragraph 78 of Opinion 16.

The value of the Delta Warrant has remained constant as $0.37 per share as disclosed in Note 13 of our financial statements in our 2007 Form 10-K. The number of shares underlying the Delta Warrant, however, has increased at each balance sheet presented (e.g., due to increases in shares outstanding from stock option exercises, restricted stock grants, and employee stock purchase plan purchases). We consider the nature of the equity instrument and the terms of the Delta Warrant agreement to determine the proper subsequent accounting treatment and adjustments required by the number of shares that are issuable under the Delta Warrant. Thus, the change at each balance sheet presented is a result of an increase in the number of shares underlying the warrant not the fair value of the warrant, which remained constant at $0.37 per share.

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

July 1, 2008

Item 9A – Controls and Procedures, page 58

5.	Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e) and 15d-15(e).

Response:

We note the Staff’s comment and in preparing future filings, beginning with our next Quarterly Report on Form 10-Q for the quarter ending June 30, 2008, we will comply with its request by either providing the complete definition of disclosure controls and procedures or by simply stating that our disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e) and 15d-15(e).

*    *    *

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Jeremy D. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2181, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

PECO II, INC.

/s/ John G. Heindel
John G. Heindel
President, Chief Executive Officer, Chief Financial Officer and Treasurer

cc:	Ernest Greene

Jeanne Baker